Exhibit 99.15

Media release

Rio Tinto board changes

15 February 2018

Rio Tinto has appointed Moya Greene as an independent non-executive director. Ms Greene, chief executive officer of Royal Mail Group, will join the board in the second half of 2018.

The Hon. Paul Tellier, a non-executive director since 2007, has indicated his intention to step down from the board at the conclusion of the Rio Tinto Limited annual general meeting to be held on 2 May 2018 in Melbourne, Australia.

Ms Greene, a Canadian national, brings a wealth of experience gained across both the private and public sectors in a number of leadership roles. She has led the Royal Mail since 2010, was previously the president and chief executive officer of Canada Post Corporation, and has also held senior roles at companies including Bombardier Inc. and The Toronto-Dominion Bank. Ms Greene moved into business leadership roles following a distinguished career in the Canadian civil service, culminating with her serving as Assistant Deputy Minister for Transport Canada. Ms Greene is also an experienced non-executive director, having previously served on the boards of Great-West Lifeco Inc. and Tim Hortons Inc. She is currently on the board of easyJet plc.

Rio Tinto chairman Jan du Plessis said "I’m delighted Moya has agreed to join the board of Rio Tinto. She will further strengthen board discussions and bring an invaluable insight of both the private and public sectors and, crucially, how they interact with each other.

“I would like to thank Paul for the significant contribution he has made over the last decade and for the wise counsel he has offered me and the board. With Paul stepping down, Moya will ensure that the board maintains a strong Canadian voice, reflecting the importance of Canada to Rio Tinto.”

Rio Tinto chairman-elect Simon Thompson said “I am looking forward to welcoming Moya to the Rio Tinto board. Her experience leading a large, complex business, as well as in the public sector, will add significant value”.

A separate announcement confirming the effective date of Ms Greene’s appointment will be made in due course.

Rio Tinto confirms that there are no matters to be disclosed pursuant to Rule 9.6.13(1) – (6) of the Listing Rules of the UK Listing Authority in connection with this appointment.

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